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                                                                  Exhibit 7.1

     BEVERLY ENTERPRISES FOURTH QUARTER EARNINGS TO BE LOWER THAN EXPECTATIONS

(FORT SMITH, ARKANSAS, December 19, 1995) -- Beverly Enterprises, Inc. (NYSE:BEV) today announced that fourth quarter earnings are expected to be below management's expectations and projections made by financial analysts. Based on preliminary data, fourth quarter earnings could total about 10 cents per share, compared to analysts' forecasts that average about 22 cents per share. (These estimates exclude the impact of the previously announced non-cash charge related primarily to the adoption of Statement of Financial Accounting Standards No. 121.)

The earnings shortfall primarily reflects continuing difficulties consolidating recent acquisitions made by its Pharmacy Corporation of America (PCA) unit, as well as higher than expected start-up costs for new facilities within its American Transitional Hospitals (ATH) unit.

"We are disappointed by the continuing problems associated with consolidating pharmacy operations, but believe the ultimate strategic advantages of PCA will more than offset the current earnings shortfall," said David R. Banks, Beverly Chairman and Chief Executive Officer. "We identified the problems earlier this year and have taken aggressive actions to resolve them. Unfortunately, PCA's financial results do not yet reflect the progress we are making. We remain convinced that these acquisitions offer us important operating and marketing synergies, but now recognize that it will take longer than anticipated to fully capture those synergies. We will focus on improving PCA's financial performance and will defer indefinitely plans to spin-off any portion of PCA.

"The shortfall at ATH is due to an acceleration of our plans to grow this business," Banks notes. "We opened five new hospitals in 1995. It's typical for new facilities of this type to operate at a loss initially, but we believe the accelerated growth this year makes sense in the long-term."

Beverly Enterprises, Inc. is the leading provider of long-term health care in the United States. It operates nursing/rehabilitation facilities, institutional and mail order pharmacies, acute long-term transitional hospitals, assisted living centers, hospice and home health centers. Beverly provides medical cost containment and managed care services through its nationwide network.